Confidential Treatment Requested by AMR Corporation and American Airlines, Inc.
for Certain Portions of this Letter Pursuant to 17 C.F.R. § 200.83.

This response letter omits confidential information that was delivered separately to the Division of Corporate Finance. The omissions are denoted with three asterisks (***).

VIA EDGAR

November 1, 2011

David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         AMR Corporation
Form 10-K for the Year Ended December 31, 2010
Filed February 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed July 20, 2011
File No. 001-08400

American Airlines, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 16, 2011
File No. 001-02691

Dear Mr. Humphrey:

This letter sets forth AMR Corporation’s (AMR or the Company) and American Airlines, Inc.’s (American) responses with respect to the staff’s comment letter dated October 18, 2011 regarding AMR’s Form 10-K for the year ended December 31, 2010, AMR’s Form 10-Q for the quarterly period ended June 30, 2011 and American’s Form 10-K for the year ended December 31, 2010.  Both the staff’s comments and AMR’s and American’s responses have been included.

AMR Corporation Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 2. Management’s Discussion and Analysis

Significant Indebtedness and Future Financing, page 19

1. We note your recent decisions to close a crew base in San Francisco, cut seating capacity and ground more than 10 jets. We also note that almost all of your aircraft assets are encumbered, that certain of your debt financing agreements contain loan-to-value ratio covenants and that you are required to periodically appraise the collateral (aircraft) to assess compliance with these covenants. You disclose, on page 20, the fact that “the market value of these aircraft assets has declined in recent years, and may continue to decline.” Given these events and circumstances, please tell us about the impairment analysis that you conducted in the third quarter, as disclosed in Footnote 11. Describe, supplementally and in detail, the significant estimates and assumptions utilized in your analysis and the conclusions that you reached. Explain how you determined the assets considered to be held for use and, to the extent applicable, the assets considered to be held for sale and/or to be disposed of other than by sale. We may have further comments upon review of your response.

Response:

In connection with the aircraft agreements entered into with Boeing and Airbus during the third quarter of 2011 and the Company’s acceleration of its fleet renewal and replacement plan, the Company continues to evaluate the useful lives of certain fleets including MD-80, B757 and B767 aircraft.  Historically, a change in the Company’s fleet plan, which reduces the expected period of use of an aircraft fleet, has been the primary indicator that has resulted in an asset impairment analysis.  Based on this aircraft order and other developments, we continue to evaluate our fleet plan and there was no definitive change as of September 30, 2011.

While an announcement was made in October 2011 regarding certain 757 aircraft, this is only one part of the overall fleet plan consideration. Numerous factors are evaluated in modifying and finalizing the fleet plan, all of which directly impact our estimate of the future undiscounted cash flows utilized in an impairment analysis as well as the ultimate fair value of the aircraft; therefore, we don’t believe a triggering event occurs until these assumptions are known.  Examples of these factors impacting our estimate of undiscounted cash flows, which are currently not known, include, but are not limited to, future capacity decisions, whether leased or owned aircraft may be grounded, whether the aircraft is mortgaged, the age of the grounded aircraft and the respective maintenance obligations.  Factors impacting the determination of fair value of the aircraft include the age of the aircraft when retired, maintenance condition, and other industry conditions that may impact the fair value (e.g. whether other airlines are retiring a fleet and therefore there is excess supply in the market).

The Company is still finalizing its fleet plans, including whether the aircraft the Commission refers to above are leased or owned aircraft, and, accordingly, believes a triggering event had not occurred as of September 30, 2011.  Due to various factors, including general economic conditions and fuel cost, the Company continues to evaluate its capacity needs in 2012 and beyond.  Upon finalization of the fleet plan, which is anticipated in the fourth quarter, including potential changes to the useful lives of the aircraft, an analysis of their recoverability may be required.  Additionally, to the extent the fleet plan involves grounding leased aircraft, we may record exit costs associated with future lease payments when such aircraft are grounded.

Once our fleet plan is finalized, and we determine whether a triggering event has occurred, to determine asset recoverability, the Company will estimate undiscounted cash flows utilizing a model the Company uses in making fleet and scheduling decisions.  The primary assumptions, among others, included in the model are unit revenue growth and fuel cost in future years and estimated retirement dates for both leased and owned aircraft.  We did disclose in our third quarter Form 10-Q that an impairment charge, if any, could be significant to our consolidated results of operations.

There is volatility in aircraft pricing markets and due to the long life of these assets, often the market value of an aircraft is below its carrying value.  Market prices may be further negatively impacted by industry conditions and whether airlines are grounding certain types of fleets due to capacity decisions or fuel efficiency.  While decreases in aircraft market values may be a factor to consider in assessing whether an impairment has occurred, typically absent a change in the fleet plan (e.g. shortening the life of the aircraft), the cash flows would be adequate to recover the carrying value of the aircraft.  Accordingly, we generally do not consider a decrease in market values of our aircraft in and of itself a triggering event requiring an impairment analysis.

2. To facilitate our understanding of your debt financing arrangements, please tell us more about each individually significant financing agreement that includes a loan-to-value ratio covenant. Describe the nature of loan-to-value requirement, identify the specific aircraft to which it applies, and numerically illustrate your degree of compliance with the ratio requirement as of the most recent balance sheet date.

Response:

The Company is required to meet certain collateral coverage tests on a periodic basis on three financing transactions: (1) our 10.5% $450 million Senior Secured Notes due 2012, (2) our 7.5% $1 billion Senior Secured Notes due 2016, and (3) a $75.5 million 2005 Spare Engine EETC due in 2012.

For the period ending September 30, 2011, the Company was in compliance with the collateral coverage tests as specified in these transactions, as follows:

***

*** Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

As of the date of filing our Form 10-Q, we had adequate value coverage on all of these covenants.  We continue to monitor compliance with these covenants and, if needed, will take necessary steps to maintain compliance.

 3. As a related matter, if you are subject to any form of residual value guarantees in connection with your leased aircraft, please provide comparable information regarding the nature and amount of each such guarantee and an illustration of your degree of compliance with same.

Response:

The Company does not guarantee the residual value of any aircraft that it leases.

American Airlines, Inc. Form 10-K for the Year Ended December 31, 2010

Liquidity and Capital Resources

Off Balance Sheet Arrangements, page 31

4. Please tell us why you have not included a Table of Contractual Obligations in accordance with Item 303(A)(5) of Regulation S-K. Include in your response why you have included a cross-reference to “Contractual Obligations” on page 29.

Response:

Pursuant to Form 10-K General Instructions I (2) (a) registrants meeting the conditions set forth in General Instructions I (1) may omit the information called for by Item 6, Selected Financial Data, and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations provided the registrant include in the Form 10-K a narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expenses.  Accordingly, the Contractual Obligations table required by Item 303 (A) (5) was not included and we will remove the cross reference to “Contractual Obligations” in future filings.

AMR and American acknowledge that the adequacy and accuracy of the disclosures in their filings with the Commission are the responsibility of AMR and American, respectively.  AMR and American acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.  AMR and American also acknowledge that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.

                 Very truly yours,

      /s/ Isabella D. Goren
     Isabella D. Goren
                                                                                    Senior Vice President and Chief Financial Officer